

Mail Stop 4561

April 22, 2016

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
520 Newport Center Drive
Newport Beach, California 92660

> Re: **Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your letter dated March 2, 2016 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 25, 2016.

General

1.   We note your response to comment 1 indicating that based on the step 2 of the goodwill impairment analysis performed, you determined that the estimated fair value of identifiable assets exceeded the estimated fair value of total assets. Please tell us the methods and assumptions used to determine these estimates, and the fair value assigned to each asset. In that regard, please explain why the estimated identifiable assets exceeded the estimated fair value of total assets.

Clayton J. Haynes
Acacia Research Corporation
April 22, 2016
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1A. Risk Factors

Risks Related to Our Business

"Failure to effectively manage our operational changes…," page 10

2.   Please identify in your response letter and in future filings the operational changes referred to in this risk factor.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Mathew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

      Sincerely,

      /s/ Craig D. Wilson

      Craig D. Wilson
      Sr. Asst. Chief Accountant
      Office of Information Technologies
      and Services